Exhibit 99.1

AEGON announces ambitious targets as part of new growth strategy

•	AEGON targets average underlying earnings growth of at least 10% a year

•	AEGON to increase return on equity to at least 15% by 2012

AEGON Chief Executive Alex Wynaendts announces additional financial performance targets as part of an ambitious strategy to ensure sustainable profitable growth for the Group in the coming years. AEGON is committed to clear targets:

•	Return on equity of at least 14% by 2010 and at least 15% by 2012 compared with 12% in 2007;

•	Average net underlying earnings growth of at least 10% a year to 2012 from a 2007 base of EUR 2,033 million (at 2007 constant currency);

•	Strong profitable growth with the reiterated value of new business target of EUR 1,250 million by 2010.

Opening AEGON’s Analyst & Investor Conference in London later today, Mr. Wynaendts will outline AEGON’s growth strategy, ‘Unlocking the Global Potential’, which has three strategic priorities:

•	To reallocate capital toward businesses with higher growth and return prospects;

•	To improve growth and returns from existing businesses;

•	To manage AEGON as an international Group.

To achieve these priorities, AEGON’s strategy includes a number of specific measures:

1. Reallocate capital toward businesses with higher growth and return prospects

•	Capture opportunities in the most attractive markets;

•	Accelerate growth in new markets to achieve a more balanced international presence with an allocation of more than 50% of the Group’s capital to businesses outside the United States by 2012;

•	Improve capital efficiency;

•	Continue to pursue a disciplined, focused approach toward acquisitions;

•	Divest underperforming assets to release capital for growth.

2. Improve growth and returns from existing businesses

•	Invest in higher growth, higher return businesses in the United States;

•	Accelerate diversification of both products and distribution in the United Kingdom;

•	Develop a new plan to deliver profitable growth in the Netherlands;

•	Build scale in new, growing markets in Europe, Asia and Latin America.

3. Manage AEGON as an international Group

•	Create a global asset management business;

•	Manage life reinsurance as a global business;

•	Become a leader in variable annuities in Europe;

•	Broaden the role of AEGON’s Management Board to provide a more effective management structure.

“Today’s global environment requires us to think and act differently. It’s clear that we can and will do better with AEGON’s significant resources,” said Chief Executive Alex Wynaendts. “We will make better use of our capital, improve our financial performance and organize the management of AEGON to focus on the global opportunities for our businesses. We are determined to solidify AEGON’s leading position, to deliver sustainable profitable growth for our investors and to help millions of customers around the world secure their long-term financial futures.”

Media relations	Press conference	Website	20080602
+31 (0) 70 344 8344	12:00 noon CET – 11:00 BST	www.aegon.com

Investor relations	Analyst & Investor conference
+31 (0) 70 344 8305	06:00 pm CET – 05:00 pm BST
+ 1 877 548 9668 – toll free USA only

Unlocking AEGON’s global potential

AEGON’s ambition is to be a global leader, helping customers around the world secure their financial futures and ensuring sustainable profitable growth by reallocating capital towards businesses with higher growth and return prospects, improving growth and returns from existing businesses and managing AEGON as an international Group.

Creating a global asset management business

In the coming months, AEGON will create a single, global organization for its asset management activities. AEGON Asset Management will group together AEGON’s current businesses in the United States, the United Kingdom, the Netherlands and elsewhere. AEGON Asset Management has a total of EUR 271 billion1) in assets under management. With this new organization, AEGON will:

•	Implement a global framework for general account management;

•	Support the Group’s pension and unit-linked activities by building a European third party capability;

•	Develop increased flows of third party business.

AEGON Asset Management is expected to be operational by the beginning of January 2009. Erik van Houwelingen, currently a member of the Management Board of AEGON The Netherlands, has been appointed Chairman of the Executive Committee of AEGON Asset Management. Eric Goodman, AEGON’s Chief Investment Officer for the United States, will take charge of global general account management. Andrew Fleming, currently CEO of AEGON UK Asset Management, has been appointed Head of European Asset Management and will take charge of developing our European third party capability.

Manage life reinsurance as a global business

AEGON has recognized expertise in life reinsurance. Currently, the Group is the sixth largest life reinsurer in the world by premium income and the second largest in the United States. AEGON’s goal is to accelerate growth in global life reinsurance by:

•	Expanding into new, growing markets in Asia, Europe and Latin America;

•	Focusing on partnerships away from commodity products;

•	Providing support to other areas of AEGON’s businesses.

Launching variable annuities across Europe

In the coming years, the variable annuities market is expected to grow significantly as millions of ‘baby boomers’ in Europe, North America and Asia enter retirement. AEGON already has a significant presence in the US variable annuities market. The Group’s ambition is to become a leader in the variable annuities market in Europe.

As part of this goal, AEGON intends to:

•	Capitalize on US expertise in this area to support the Group’s variable annuities in Europe;

•	Build on recent success in this area in the United Kingdom to expand into other markets in Europe, starting with Spain and France, where AEGON already has businesses;

•	Expand elsewhere in Europe through distribution agreements with banks and brokers.

Broadening the role of AEGON’s Management Board

As part of the new strategy, AEGON will also make changes to the role and responsibilities of the Management Board. These changes will strengthen AEGON’s corporate governance and align the overall management of the Group with the emerging, global opportunities for AEGON’s businesses. Under the new structure, members of the Management Board will have the following responsibilities:

Alex Wynaendts (Chief Executive Officer)
Jos Streppel (Chief Financial Officer)	Corporate Center
Pat Baird	Americas, Asia-Pacific, Global Life Reinsurance
Marco Keim	Netherlands
Otto Thoresen	United Kingdom, Variable Annuities in Europe, India
Gábor Kepecs	Central & Eastern Europe

1) As per end 2007

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VALUE OF NEW BUSINESS TARGETS

In millions		2005 actual	2007 actual	2010 target
Total	EUR	550	927	1,250

Americas	USD	340	581	730
The Netherlands	EUR	39	51	82
United Kingdom	GBP	67	157	213
Asia	EUR	83	78	105
Central and Eastern Europe	EUR	27	72	100
Other European Countries	EUR	30	71	147

CAPITAL PRODUCTIVITY

	2007 actual	2010 target	2012 target
Unlevered return on capital1), 2) (RoC)	9.6%	>11%	>12%
Holding and leverage effects	2.4%	3%	3%
Return on equity 2), 3) (RoE)	12%	>14%	>15%

1)	Weighted average of return on capital of country units
2)	2007 number adjusted for non-recurring tax benefits in the UK and the Netherlands
3)	Net underlying earnings / average shareholder's equity excluding revaluation reserves

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Conference program

AEGON’s Analyst & Investor Conference will take place in London on June 2 and 3. Mr. Wynaendts’ strategy presentation will be webcast live via AEGON’s corporate web site (www.aegon.com) at 17:00 BST (18:00 CET) on Monday, June 2, 2008.

Slides from all the presentations will be available on the same site from 16:30 BST (17:30 CET) on Monday, June 2:

Unlocking the Global Potential

Alex Wynaendts, CEO AEGON N.V.

AEGON Asset Management

Erik van Houwelingen, Chairman of the Executive Committee of AEGON Asset Management

Integrated Capital & Risk Management

Jos Streppel, CFO AEGON N.V.

Michiel van Katwijk, Executive Vice President AEGON N.V.

AEGON Americas & Global Life Reinsurance

Pat Baird, Member of the AEGON Management Board

Darryl Button, CFO AEGON USA

AEGON United Kingdom & Variable Annuities in Europe

Otto Thoresen, Member of the AEGON Management Board

Mark Laidlaw, CFO AEGON UK

New Markets, AEGON Central & Eastern Europe

Gábor Kepecs, Member of the AEGON Management Board

New Markets, AEGON Asia

Marc van Weede, Executive Vice President Strategy AEGON N.V.

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About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations	Press conference
Phone: + 31 (0) 70 – 344 8344	11:00 BST – 12:00 CET
E-mail: gcc-ir@aegon.com

Investor relations	Analyst & investor conference
Phone: + 31 (0) 70 – 344 8305 or +1 877 548 9668 – toll free USA only	17:00 BST – 18:00 CET
E-mail: ir@aegon.com	Webcast on www.aegon.com

Website www.aegon.com

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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